FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending July 20, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 20, 2005                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial
                Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.


04 July 2005   The  Administrators  of the  SmithKline  Beecham  Employee
               Benefit Trust ("the Trust")  notified the Company on 19 July
               2005 that 13,446 Ordinary shares had been transferred from the Trust to a participant in the GlaxoSmithKline Annual
               Investment Plan.

15 July 2005   The Trust also notified the Company on 19 July 2005 that
               following reinvestment of the cash dividend paid to shareholders on 07 July 2005, 707 Ordinary Shares in the Company had been purchased for participants in the SmithKline Beecham
               Bonus Investment Plan at a price of (pound)13.73 per share.

15 July 2005   The Trust also notified the Company on 19 July 2005 that
               following reinvestment of the cash dividend paid to shareholders on 07 July 2005,7,751 Ordinary Shares in the Company had been purchased for participants in the GlaxoSmithKline Annual
               Investment Plan at a price of (pound)13.73 per share.



The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Julian Heslop is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.

This notification relates to a transaction notified in accordance with Disclosure rule 3.1.4R(1)(b).



S M Bicknell
Company Secretary

20 July 2005